As filed with the Securities and Exchange Commission on February 28, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Republic of Colombia

(Name of Registrant)

Jaime Buenahora Febres-Cordero

Consul General of the Republic of Colombia

in The City of New York

Consulate of Colombia

10 East 46th Street

New York, New York 10017

(Name and address of authorized agent in the United States)

Copies to:

Mark. H. Stumpf, Esq. Arnold & Porter LLP 399 Park Avenue New York, New York 10022	Ann Bailen Fisher, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

Approximate date of commencement of proposed sale to the public:

From time to time after this Registration Statement becomes effective.

The securities being registered hereby are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Aggregate Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Debt Securities and/or Warrants to Purchase Debt Securities	$5,000,000,000	100%	$5,000,000,000	$153,500

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)	$100,548 of the total registration fee paid by the Registrant with Registration Statement No. 333-136846 (which relates to the portion of the registration fee paid by the Registrant in connection with its $939,700,000 aggregate principal amount of debt securities and/or warrants previously registered under the Registrant’s Registration Statement No. 333-136846 filed August 23, 2006) has been applied to the total registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Colombia may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 28, 2007

PROSPECTUS

Republic of Colombia

Debt Securities

Warrants

Colombia may from time to time offer debt securities or warrants in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. Colombia may sell securities having an aggregate principal amount of up to $5,000,000,000 (or its equivalent in other currencies) in the United States.

The securities will be general, direct, unconditional, unsecured and unsubordinated external indebtedness of Colombia. The securities will rank equally in right of payment with all other unsecured and unsubordinated external indebtedness of Colombia and will be backed by the full faith and credit of Colombia.

Colombia may sell the securities directly, through agents designated from time to time or through underwriters.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement. You should read this prospectus and the supplements carefully. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is                     , 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Colombia filed with the SEC under a “shelf” registration process. Under this shelf process Colombia may sell, from time to time, any of the debt securities or warrants described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of $5,000,000,000. This prospectus provides you with a general description of the debt securities and warrants Colombia may offer under this shelf process. Each time Colombia sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Colombia, if necessary, and specific information about the terms of that offering.

Any information contained in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.

FORWARD-LOOKING STATEMENTS

The following documents relating to Colombia’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement.

Statements that are not historical facts, including statements about Colombia’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, assumptions, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Colombia undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Colombia cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Colombia’s trading partners. High international interest rates could increase Colombia’s current account deficit and budgetary expenditures. Low oil prices could decrease the Government’s revenues and could also negatively affect the current account. Recession or low growth in Colombia’s trading partners could lead to fewer exports from Colombia and, therefore have a negative impact on Colombia’s growth.

•

Adverse domestic factors, such as declines in foreign direct and portfolio investment, domestic inflation, high domestic interest rates, exchange rate volatility, political uncertainty and continuing insurgency in certain regions. Each of these could lead to lower growth in Colombia and lower international reserves.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Colombia will use the net proceeds from the sale of the securities for general budgetary purposes.

DESCRIPTION OF THE SECURITIES

This prospectus provides you with a general description of securities that Colombia may offer. Each time Colombia sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Debt Securities

Colombia will issue the debt securities under a fiscal agency agreement between Colombia and a bank or trust company, as fiscal agent. Whenever Colombia issues a series of debt securities it will attach the fiscal agency agreement that the securities are issued under as an exhibit to the registration statement of which this prospectus forms a part. The name of the fiscal agent will be set forth in the applicable prospectus supplement.

The following description is a summary of the material provisions of the debt securities and the fiscal agency agreement pursuant to which they are issued. Debt Securities may be issued pursuant to the Fiscal Agency Agreement, dated September 28, 1994, as amended by Amendment No. 1 thereto, dated January 21, 2004, between Colombia and the fiscal agent named therein, or another fiscal agency agreement subsequently entered into by Colombia. Given that it is only a summary, the description may not contain all of the information that is important to you as a potential investor in these debt securities. Therefore, you should read the fiscal agency agreement and the form of the debt securities in making your decision on whether to invest in the debt securities. Colombia has filed a copy of these documents with the SEC and will also file copies of these documents at the office of the fiscal agent.

General Terms

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•

if the debt securities bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Colombia to redeem the debt securities at its option;

•	any provisions that entitle you to early repayment at your option;

•	the currency or currencies that you may use to purchase the debt securities and that Colombia may use to pay principal, any premium and interest;

•	the form of debt security-global or certificated and registered or bearer;

•	the authorized denominations;

•	any index Colombia will use to determine the amount of principal, any premium and interest payment; and

•	any other terms of the debt securities that do not conflict with the provisions of the fiscal agency agreement.

Colombia may issue debt securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Colombia may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. If applicable, Colombia will describe the United States federal income tax consequences and any other relevant considerations in the applicable prospectus supplement for any issuance of debt securities.

Nature of Obligation

The debt securities will be general, direct unconditional, unsecured and unsubordinated external indebtedness of Colombia. The debt securities will rank equally in right of payment among themselves and with all other unsecured and unsubordinated external indebtedness of Colombia. Colombia has pledged its full faith and credit for the payment when due of all amounts on the debt securities.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Colombia will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Payment of Principal and Interest

For each series of debt securities, Colombia will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “Description of the Securities—Global Securities” below.

Colombia will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Colombia will make payments of interest by check mailed to the registered holders of the debt securities at their registered addresses.

Any money that Colombia pays to the fiscal agent for payment on any debt security that remains unclaimed for two years will be returned to Colombia. Afterwards, the holder of such debt security may look only to Colombia for payment. To the extent permitted by law, claims against Colombia for the payment of principal, interest or other amounts will become void unless made within five years after the date on which the payment first became due, or a shorter period if provided by law.

Additional Amounts

Colombia will make all principal and interest payments on the debt securities of each series without deducting or withholding any present or future Colombian taxes, unless the deduction or withholding is required by law. In the event that Colombia is required to make any such deductions, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

Colombia will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder or beneficial owner has some connection with Colombia other than merely holding the debt security or receiving principal and interest payments on the debt security;

•

the holder or beneficial owner fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Colombia of the holder or beneficial owner, if compliance is required by Colombia as a precondition to exemption from the deduction; or

•	the holder does not present (where presentment is required) its debt security within 30 days after Colombia makes a payment of principal or interest available.

Redemption and Repurchase

Unless otherwise provided in the prospectus supplement for a series of debt securities, the debt securities will not be redeemable prior to maturity at the option of Colombia or repayable before maturity at the option of the holders. Nevertheless, Colombia may at any time purchase the debt securities and hold or resell them or surrender them to the fiscal agent for cancellation.

Negative Pledge

Colombia will agree when it issues debt securities that as long as any of those debt securities remain outstanding, it will not create or permit to exist any lien (i.e., a lien, pledge, mortgage, security interest, deed of trust or charge), other than certain permitted liens, on its present or future revenues, properties or assets to secure its public external indebtedness, unless the debt securities are secured equally and ratably. As used in this prospectus, “public external indebtedness” means:

•

all actual and contingent obligations of Colombia for borrowed money or for the repayment of which Colombia is responsible that are payable, or at the option of the holder may be payable, in any currency other than Colombian currency; and

•

that are in the form of bonds, debentures, notes or other securities that are or were intended by Colombia to be quoted, listed or traded on any securities exchange, automated trading system, over-the-counter or other securities market, including securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

However, up to $14.768 billion of securities (including for this purpose and without limitation, the Colombian Bearer Instruments Series A and B) issued by Colombia in exchange for debt of Colombia and Colombian public sector entities will not be considered public external indebtedness.

Nevertheless, Colombia may create or permit to exist:

•	liens on any asset or property, and related revenues, to secure indebtedness borrowed for the purpose of financing the acquisition, development or construction of that asset or property;

•	any renewal or extension of the above liens that is limited to the same asset or property, and related revenues, and that secures a renewal or extension of the original secured financing;

•	liens on any asset or property, and related revenues, existing at the time of the acquisition of that asset or property; and

•	any renewal or extension of the above liens that is limited to the same asset or property, and related revenues, and that secures a renewal or extension of the original secured financing.

Default and Acceleration of Maturity

Each of the following shall be an event of default under a series of debt securities:

1.	Non-Payment: Colombia fails to pay any principal of or interest on any debt security of that series within 30 days of the date when the payment was due; or

2.	Breach of Other Obligations: Colombia fails to perform any other material obligation contained in the debt securities of that series or the fiscal agency agreement and that failure continues for 45 days after any holder of the debt securities of that series gives written notice to Colombia to remedy the failure and gives a copy of that notice to the fiscal agent; or

3.	Cross Default on Direct Obligations: Colombia fails to pay when due any public external indebtedness (other than public external indebtedness constituting guaranties by Colombia) with an aggregate principal amount greater than $20,000,000 or the equivalent, and that failure continues beyond any applicable grace period; or

4.	Cross Default on Guaranties: Colombia fails to pay when due any public external indebtedness constituting guaranties by Colombia with an aggregate principal amount greater than $20,000,000 or the equivalent, and that failure continues until the earlier of (a) the expiration of the applicable grace period or 30 days, whichever is longer, or (b) the acceleration of the public external indebtedness by any holder; or

5.	Denial of Obligations: Colombia denies its obligations under the debt securities of that series; or

6.	Moratorium: Colombia declares a general suspension of payments or a moratorium on the payment of debt which does not expressly exclude the debt securities of that series; or

7.	IMF Membership: Colombia ceases to be a member of the IMF or ceases to be eligible to use the general resources of the IMF.

If any of the events of default described in paragraphs 1, 2, 5 or 6 above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of the affected series may declare all the debt securities of that series to be due and payable immediately. If any of the events of default described in paragraphs 3, 4 or 7 above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of any series may declare all the debt securities of that series to be due and payable immediately. The declarations referred to above shall be made by giving written notice to Colombia and the fiscal agent.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date Colombia receives written notice of the declaration, unless Colombia has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the relevant debt securities may rescind a declaration of acceleration if Colombia remedies the event or events of default giving rise to the declaration after the declaration is made. In order to rescind a declaration of acceleration in these circumstances, holders must follow the amendment procedures described below.

Collective Action Securities

Colombia may designate a particular series of debt securities to be “Collective Action Securities,” the terms of which will be described in the prospectus supplement relating to such securities and in this prospectus. Collective Action Securities will have the same terms and conditions as other debt securities, except that such Collective Action Securities will contain the provisions regarding amendments, modifications, changes and waivers described under the heading “—Meetings and Amendments—Approval (Collective Action Securities)” below instead of the provisions described under the heading “—Meetings and Amendments—Approval.”

Meetings and Amendments

General. Each series of debt securities will provide that Colombia may call a meeting of the holders of debt securities of that series at any time. Colombia will determine the time and place of the meeting.

Colombia will give the holders not less than 30 or more than 60 days’ prior notice of each meeting. The notice will state:

•	the time and the place of the meeting;

•	in general terms, the action proposed to be taken at the meeting; and

•	the record date for determining the holders entitled to vote at the meeting.

If an event of default relating to the debt securities of a series has occurred and is continuing, the holders of at least ten percent in aggregate principal amount of outstanding debt securities of that series may request that the fiscal agent call a meeting of the holders. This request must be in writing and set forth in reasonable detail the action proposed to be taken at the meeting.

To be entitled to vote at any meeting, a person must be:

•	a holder of outstanding debt securities of the relevant series; or

•	a person duly appointed in writing as a proxy for a holder.

The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

For the purpose of the fiscal agency agreement and the securities of any series, “outstanding debt securities” does not include:

•	previously cancelled debt securities of that series;

•	debt securities of that series called for redemption;

•	debt securities of that series which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

•	debt securities of that series, which have been substituted with another series of debt securities; and

•	debt securities owned by Colombia.

Certain Amendments Not Requiring Holder Consent. Colombia and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement or the debt securities of that series for the purpose of:

•	adding to Colombia’s covenants for the benefit of the holders;

•	surrendering any of Colombia’s rights or powers;

•	providing collateral for the debt securities;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the fiscal agency agreement or the debt securities; or

•

changing the terms and conditions of the fiscal agency agreement or the debt securities in any manner which Colombia and the fiscal agent may determine and which will not materially adversely affect the interests of the holders of the debt securities.

Approval.

The following description does not apply to any series of debt securities that are Collective Action Securities. See “—Approval (Collective Action Securities)” below for a description of the corresponding terms and conditions applicable to debt securities that are Collective Action Securities.

Colombia and the fiscal agent may modify, amend or supplement the terms of debt securities of any series and the fiscal agency agreement as it relates to those securities, or the holders may take any action provided by the fiscal agency agreement or the terms of their debt securities, with:

•	the approval of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of the relevant series.

However, each holder of a debt security of a particular series must consent to any amendment, modification or change that would, with respect to that series:

•	change the due date for the payment of principal, any premium or any interest on the debt securities;

•	reduce the principal amount of the debt securities;

•	reduce the portion of the principal amount of the debt securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the debt securities or any premium payable upon redemption of the debt securities;

•	change the currency or place of payment of principal of or any premium or interest on the debt securities;

•	shorten the period during which Colombia is not permitted to redeem the debt securities or permit Colombia to redeem the debt securities if, prior to this action, Colombia was not permitted to do so;

•

reduce the percentage of principal amount of the holders of the debt securities whose vote or consent is needed to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities or to take any other action; or

•	change Colombia’s obligation to pay additional amounts.

Approval (Collective Action Securities).

The following description applies only to series of debt securities that are Collective Action Securities.

The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding debt securities of a series normally will constitute a quorum. However, if a meeting is adjourned for lack of a quorum, then holders or proxies representing not less than 25% of the aggregate outstanding debt securities of a series will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are specified below, holders or proxies representing not less than 75% of the aggregate principal amount of outstanding debt securities of a series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

Colombia and the fiscal agent may modify, amend or supplement the terms of debt securities of any series and the fiscal agency agreement as it relates to those securities, or the holders may take any action provided by the fiscal agency agreement or the terms of their debt securities, with:

•	the approval of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of the relevant series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of principal, any premium or any interest on the debt securities;

•	reduce the principal amount of the debt securities;

•	reduce the portion of the principal amount of the debt securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the debt securities or any premium payable upon redemption of the debt securities;

•	change the currency or place of payment of principal of or any premium or interest on the debt securities;

•	shorten the period during which Colombia is not permitted to redeem the debt securities or permit Colombia to redeem the debt securities if, prior to this action, Colombia was not permitted to do so;

•

reduce the percentage of principal amount of the holders of the debt securities whose vote or consent is needed to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities or to take any other action with respect to the debt securities or the fiscal agency agreement or change the definition of “outstanding” with respect to the debt securities;

•	change Colombia’s obligation to pay additional amounts;

•	change the governing law provision of the debt securities;

•

change the courts to the jurisdiction of which Colombia has submitted, Colombia’s obligation to appoint and maintain an agent for the service of The City of New York or Colombia’s waiver of immunity in respect of actions or proceedings brought by any holder based upon the debt securities;

•	in connection with an exchange offer for the debt securities, amend any event of default under the debt securities; or

•	change the status of the debt securities, as described under “—Nature of Obligation” above.

Colombia refers to the above subjects as “reserved matters”. A change to a reserved matter, including the payment terms of any series of debt securities that are Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities) agree to the change.

For purposes of determining whether the required percentage of holders of the debt securities has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of a series, debt securities owned, directly or indirectly, by Colombia or any public sector instrumentality of Colombia will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means Banco de la República, any department, ministry or agency of the central government of Colombia or any corporation, trust, financial institution or other entity owned or controlled by the central government of Colombia or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Notices

Notices to the holders of debt securities will be mailed to the addresses of such holders as they appear in the register maintained by the fiscal agent. If the debt securities are issued in bearer form the relevant prospectus supplement will describe the manner in which notices will be given to the holders.

Further Issues of Debt Securities

From time to time, Colombia may, without the consent of holders of the debt securities of any series that are Collective Action Securities, create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Colombia may consolidate the additional debt securities to form a single series with the outstanding debt securities of that series.

Warrants

If Colombia issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Colombia will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that will apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Colombia may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement to be entered into between Colombia and a bank or trust company, as warrant agent. The prospectus supplement relating to the particular series of warrants will set forth:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures for, and conditions to the exercise of, the warrants;

•	the date or dates on which the right to exercise the warrants shall commence and expire;

•	whether and under what conditions Colombia may terminate or cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with such warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of such warrants.

Global Securities

DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below and they may modify or discontinue them at any time. None of Colombia, the fiscal agent or any underwriter of securities named in a prospectus supplement will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, none of Colombia, the fiscal agent or any underwriter of securities named in a prospectus supplement will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Colombia may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.

When Colombia issues global securities, it will deposit the applicable security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for physical securities, as discussed below under “Description of the Securities—Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States, and Euroclear Bank S.A./N.V. as operator of the Euroclear System, known as Euroclear, and Clearstream Banking, société anonyme, known as Clearstream, Luxembourg, in Europe.

Clearing systems process the clearance and settlement of global notes for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold global securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase global securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase global securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Colombia and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Colombia and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Colombia to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your global securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions.

The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Colombia or the fiscal agent.

As an owner of securities represented by a global security, you will also be subject to the following restrictions:

•

you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name except under the circumstances described below under “Description of the Securities—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•

you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•	clearing systems require that global securities be purchased and sold within their systems using same-day funds, for example by wire transfer.

Cross-Market Transfer, Clearance and Settlement

The following description reflects Colombia’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in global securities. These systems could change their rules and procedures at any time, and Colombia takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When global securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of global securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e. have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When global securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the global securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Colombia will only issue securities in certificated form in exchange for global security if:

•

in the case of a global security deposited with or on behalf of a depositary, the depositary is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Colombia does not appoint a successor depositary within 90 days after the depositary notifies Colombia or Colombia becomes aware of this situation; or

•	Colombia elects not to have the securities of a series represented by a global security or securities.

In either of these cases, unless otherwise provided in the prospectus supplement for an offering, Colombia and the fiscal agent will issue certificated securities:

•	registered in the name of each holder;

•	without interest coupons; and

•	in the same authorized denominations as the global securities.

The certificated securities will initially be registered in the names and denominations requested by the depositary. You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Colombia, the fiscal agent and any other agent of Colombia may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent. Colombia and the fiscal agent may require you to sign an indemnity under which you agree to pay Colombia, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Colombia and the fiscal agent may also require you to present other documents or proof.

After you deliver these documents, if neither Colombia nor the fiscal agent has notice that a bona fide purchaser has acquired the security you are exchanging, Colombia will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

If a security presented for replacement has become payable, Colombia in its discretion may pay the amounts due on the security in lieu of issuing a new security.

Governing Law

The fiscal agency agreement and the securities will be governed by and interpreted in accordance with the laws of the State of New York. However, the laws of Colombia will govern all matters relating to authorization and execution by Colombia.

Jurisdiction; Enforceability of Judgments

Colombia is a foreign sovereign. It may, therefore, be difficult for investors to obtain or enforce judgments against Colombia.

Colombia will appoint the Consul General of Colombia in The City of New York and his successors from time to time as its process agent for any action brought by a holder based on the debt securities or warrants of a series instituted in any state or federal court in the Borough of Manhattan, The City of New York.

Colombia will irrevocably submit to the exclusive jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York and the courts of Colombia that sit in Bogota D.C. in respect of any action brought by a holder based on the securities. Colombia will also irrevocably waive any objection to the venue of any of these courts in an action of that type. Holders of the securities may, however, be precluded from initiating actions based on the securities in courts other than those mentioned above.

Colombia will, to the fullest extent permitted by law, irrevocably waive and agree not to plead any immunity from the jurisdiction of any of the above courts in any action based upon the securities. This waiver covers Colombia’s sovereign immunity and immunity from prejudgment attachment, post-judgment attachment and execution but does not extend to the execution, set-off or attachment of revenues, assets and property of Colombia located in Colombia except as provided under Article 177 of the Código Contencioso Administrativo, Article 684 or 513 of the Código de Procedimiento Civil and Article 19 of the Decree 111 of January 15, 1996 of Colombia.

Nevertheless, Colombia reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976, as amended (the “Immunities Act”), in actions brought against it under the United States federal securities laws or any state securities laws. Colombia’s appointment of its process agent will not extend to these actions. Without Colombia’s waiver of immunity, you will not be able to obtain a United States judgment against Colombia unless the court determines that Colombia is not entitled under the Immunities Act to sovereign immunity in such action. In addition, execution upon property of Colombia located in the United States to enforce a judgment obtained under the Immunities Act may not be possible except in the limited circumstances specified in the Immunities Act.

Even if you are able to obtain a judgment against Colombia in an action under the United States federal securities laws or any state securities laws, you might not be able to enforce it in Colombia. Your ability to enforce foreign judgments in Colombia is dependent, among other factors, on such judgments not violating the principles of Colombian public order. In the opinion of the Head of the Legal

Office of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit of Colombia, such a judgment would not violate principles of Colombian public order.

Provision in National Budget

Colombia recognizes that amounts due under the securities must be paid out of appropriations provided in the national budget. Colombia will undertake that it will annually take all necessary and appropriate actions to provide for the due inclusion of such amounts in the national budget and to ensure timely payment of all amounts due.

Contracts with Colombia

In accordance with Colombian law, by purchasing the securities, you will be deemed to have waived any right to petition for diplomatic claims to be asserted by your government against Colombia with respect to your rights as a holder under the fiscal agency agreement and the securities, except in the case of denial of justice.

TAXATION

The following discussion summarizes certain United States federal and Colombian federal tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect in the United States and on laws and regulations now in effect in Colombia and may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local and other tax laws.

Colombian Taxation

Under current Colombian law, payments of principal and interest on the debt securities are not subject to Colombian income or withholding tax, provided that the holder of the debt securities is not a

Colombian resident and is not domiciled in Colombia. In addition, gains realized on the sale or other disposition of the debt securities will not be subject to Colombian income or withholding tax, provided that the holder of the debt securities is not a Colombian resident and is not domiciled in Colombia. There are no Colombian transfer, inheritance, gift or succession taxes applicable to the debt securities.

United States Federal Taxation

In general, a United States person who holds debt securities or owns a beneficial interest in debt securities will be subject to United States federal taxation. You are a United States person for United States federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation organized under the laws of the United States or any political subdivision thereof,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•

a trust if (1) a United States court is able to exercise primary supervision over the trust’s administration and (2) one or more United States persons have the authority to control all of the trust’s substantial decisions.

If you are a United States person, the interest you receive on the debt securities will generally be subject to United States taxation and will be considered ordinary interest income.

Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business within the meaning of the United States Internal Revenue Code of 1986, or

•

you have an office or other fixed place of business in the United States that receives the interest and either (1) you earn the interest in the course of operating a banking, financing or similar business in the United States or (2) you are a corporation the principal business of which is trading in stock or securities for your own account, and you otherwise are engaged in a United States trade or business.

If you are not a United States person, any gain you realize on a sale or exchange of debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

The fiscal agent must file information returns with the United States Internal Revenue Service in connection with payments on debt securities made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on these payments if you provide your taxpayer identification number to the fiscal agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

DEBT RECORD

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

PLAN OF DISTRIBUTION

Colombia may sell the debt securities and warrants in any of the following ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Colombia from the sale;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and, if applicable, the auction mechanics used to determine such price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own accounts and may resell them from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price; or

•	at varying prices to be determined at the time of sale.

Colombia may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discount or commission received by them from Colombia and any profit realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The related prospectus supplements will identify any of these underwriters or agents and will describe any compensation received from Colombia.

Colombia may also sell the securities directly to the public or through agents designated by Colombia from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Colombia may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a best efforts basis for the period of its appointment.

In compliance with NASD guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Colombia may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Colombia under delayed delivery contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Colombia may offer the securities of any series to holders of other Colombian securities as consideration for the purchase or exchange by Colombia of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Colombia may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Colombia in the ordinary course of business.

OFFICIAL STATEMENTS

Information included or incorporated by reference in this prospectus which is identified as being derived from a publication of, or supplied by, Colombia or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Colombia. All other information included or incorporated by reference in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of the Minister of Finance and Public Credit of Colombia.

VALIDITY OF THE SECURITIES

The validity of the securities of each series will be passed upon for Colombia by the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury, and by Arnold & Porter LLP, 399 Park Avenue, New York, New York 10022, United States counsel to Colombia. The validity of the securities of each series will be passed upon on behalf of any agents or underwriters by counsel named in the applicable prospectus supplement.

As to all matters of Colombian law, Arnold & Porter LLP will assume the correctness of the opinion of the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury. As to all matters of United States law, the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury will assume the correctness of the opinion of Arnold & Porter LLP.

AUTHORIZED REPRESENTATIVE

The authorized representative of Colombia in the United States of America is the Consul General of the Republic of Colombia in The City of New York, whose address is 10 East 46th Street, New York, New York 10017, or such person as is designated in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Colombia has filed a registration statement with the SEC relating to the debt securities and warrants. This prospectus does not contain all of the information described in the registration statement.

For further information, you should refer to the registration statement.

Colombia is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Colombia commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 1996. These reports include certain financial, statistical and other information concerning Colombia. Colombia may also file amendments on Form 18-K/A to its annual reports for the purpose of incorporating information in the Form 18-K or filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, this information and these exhibits will be incorporated by reference into this registration statement.

You can request copies of these documents by writing to the SEC. You may also read and copy these documents at the SEC’ s public reference room in Washington, D.C.:

SEC Public Reference

100 F Street, N.E., Room 1580

Washington, D.C. 20549

Colombia’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to www.sec.gov.

The SEC allows Colombia to incorporate by reference some information that Colombia files with the SEC. Incorporated documents are considered part of this prospectus. Colombia can disclose important information to you by referring you to those documents. The following documents, which Colombia has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Colombia’s annual report on Form 18-K for the year ended December 31, 2005 filed with the SEC on July 18, 2006;

•	All amendments on Form 18-K/A to the 2005 annual report filed on or prior to the date of this prospectus;

•	Any amendment on Form 18-K/A to the 2005 annual report filed after the date of this prospectus and prior to the termination of the offering of the securities; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the securities.

Later information that Colombia files with the SEC will update and supersede earlier information that it has filed.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:

Dirección General de Crédito Público y

Tesoro Nacional

Ministerio de Hacienda y Crédito Público

Carrera 7a, No. 6-45, Piso 8

Bogotá, D.C.

Colombia

Telephone:	57-1- 350-7422
Facsimile:	57-1- 350-6651

Part II

1. The following are the estimated expenses, other than underwriting discounts and commissions, of the issuance and distribution of the securities being registered.

Registration fee	$153,500
NASD filing fees	75,500
Fiscal Agent fees and expenses	30,000	*
Legal fees and expenses	150,000	*
Printing expenses	100,000	*
Other	50,000	*

Total	$559,900	*

*	Estimate

2. The Registrant hereby agrees to furnish copies of such legal opinions as required (including the opinion of the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia) in connection with any offering of Debt Securities or Warrants under this registration statement, a copy of any agreement or agreements made with any underwriters governing the sale of Debt Securities or Warrants offered under this registration statement, a copy of the resolution of the Ministry of Finance and Public Credit authorizing each issue of Debt Securities or Warrants offered under this registration statement and any other Colombian Governmental approvals required in connection with such issue, in post-effective amendments to this registration statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement, relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(e) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement consists of:

(1)	The facing sheet.

(2)	Part I consisting of the Prospectus.

(3)	Part II consisting of pages numbered II-1 through II-5.

(5)	The following exhibits:

A.	Form of Underwriting Agreement.*

B.	Form of Fiscal Agency Agreement, including form of certain Debt Securities.**

C.	Form of Authorization of Debt Securities of a series, pursuant to Section 1(b) of the Fiscal Agency Agreement.***

D.	Form of Warrant Agreement.****

E.	Form of Warrant.****

F.	Opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia.

G.	Opinion of Arnold & Porter LLP.

H.	Consent of Alberto Carrasquilla Barrera, Minister of Finance and Public Credit of the Republic of Colombia (included on page II-4).

I.

Consent of the Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia (included in Exhibit F).

J.	Consent of Arnold & Porter LLP (included in Exhibit G).

*	Filed as an exhibit to Registration Statement No. 333-136846 and incorporated herein by reference.
**	Filed as an exhibit to Registration Statement No. 33-99512 and incorporated herein by reference. The fiscal agency agreement was amended by Amendment No. 1 dated as of January 21, 2004 (previously filed as part of Amendment No. 3 to Colombia’s Annual Report on Form 18-K for the fiscal year ended December 31, 2002).
***	Filed as an exhibit to Registration Statement No. 33-99512 and incorporated herein by reference.
****	To be filed by amendment or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

SIGNATURE

(of the Registrant)

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Republic of Colombia, has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of D.C., Colombia on the 28th day of February, 2007.

*By	/s/ Alberto Carrasquilla Barrera
Alberto Carrasquilla Barrera

Minister of Finance and Public Credit

*	Consent is hereby given to the use of his name in connection with the information specified in this registration statement or amendment to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Republic of Colombia, has signed this registration statement or amendment in The City of New York, New York, on the 28th day of February, 2007.

By	/s/ Jaime Buenahora Febres-Cordero
Jaime Buenahora Febres-Cordero

Consul General of the Republic of Colombia in The City of New York

EXHIBIT INDEX

Exhibit		Page No.
A.	Form of Underwriting Agreement.*

B.	Form of Fiscal Agency Agreement, including form of certain Debt Securities.**

C.	Form of Authorization of Debt Securities of a series, pursuant to Section 1(b) of the Fiscal Agency Agreement.***

D.	Form of Warrant Agreement.****

E.	Form of Warrant.****

F.	Opinion of the Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia.

G.	Opinion of Arnold & Porter LLP.

H.	Consent of Alberto Carrasquilla Barrera, Minister of Finance and Public Credit of the Republic of Colombia (included on page II-4).

I.	Consent of the Head of the Legal Affairs Group of the General Directorate of Public Credit and the National Treasury of the Ministry of Finance and Public Credit of the Republic of Colombia (included in Exhibit F).

J.	Consent of Arnold & Porter LLP (included in Exhibit G).

*          Filed as an exhibit to Registration Statement No. 333-136846 and incorporated herein by reference.
**       Filed as an exhibit to Registration Statement No. 33-99512 and incorporated herein by reference. The fiscal agency agreement was amended by Amendment No. 1 dated as of
January 21, 2004 (previously filed as part of Amendment No. 3 to Colombia’s Annual Report on Form 18-K for the fiscal year ended December 31, 2002).
***     Filed as an exhibit to Registration Statement No. 33-99512 and incorporated herein by reference.
****  To be filed by amendment or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.